# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0001193125-22-048730
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 5 Covington Drive, Englewood, Colorado (CO), 80113, (720) 689-3385

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 22,218; shared voting power 865,418; sole dispositive power 22,218; shared dispositive power 865,418; aggregate amount beneficially owned 887,636 (7.1% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 22,218 shares of Class A common stock held of record by Brent Handler (the "Reporting Person").
  
  (2) The amount reported in rows 8 and 10 consists of (i) 846,559 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which the Reporting Person serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which the reporting person serves as a trustee.
  
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,440,577 shares of Class A common stock outstanding as of March 17, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment:
This Amendment No. 3 (the "Amendment"), which amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 22, 2022, as amended (the "Original Schedule 13D") filed on behalf of Brent Handler (the "Reporting Person"), relates to the Class A common stock, par value $0.0001 per share ("Common Stock"), of Inspirato Incorporated, a Delaware corporation (the "Issuer").

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page of this filing, which are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Person is set forth in Annex I of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, other than as described in this Schedule 13D/A, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (04/18/2025)